SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT

UNDER

SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

SPX CORPORATION

(Name of Subject Company (Issuer))

SPX CORPORATION

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Liquid Yield Option TM Notes due February 6, 2021 (Zero Coupon-Senior)

(Title of Class of Securities)

784635 AC 8 and 784635 AD 6

(CUSIP Numbers of Class of Securities)

Christopher J. Kearney, Esq.

Vice President and General Counsel

SPX Corporation

13515 Ballantyne Corporate Place

Charlotte, North Carolina 28277

(704) 752-4400

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Stuart Gelfond, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

(212) 859-8000

CALCULATION OF FILING FEE

Transaction Valuation*: $625,270,007.50	Amount of Filing Fee**: $50,584.34

*	Calculated solely for purposes of determining the filing fee. The purchase price of the Liquid Yield Option™ Notes due February 6, 2021 (Zero Coupon-Senior), as described herein, is $628.57 per $1,000 principal amount at maturity outstanding. As of January 8, 2004, there was approximately $994,750,000 in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of $625,270,007.50.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $80.90 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $50,584.34	Filing Party: SPX Corporation
Form or Registration No.: Schedule TO (File No. 005-16002)	Date Filed: January 8, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

INTRODUCTORY STATEMENT

SPX Corporation, a Delaware corporation (the “Company” or “SPX”), hereby amends and supplements its Tender Offer Statement on Schedule TO-I originally filed on January 8, 2004 and amended on January 22, 2004 (the “Schedule TO-I”), with respect to the offer by the Company to purchase the Liquid Yield Option™ Notes due February 6, 2021 (Zero Coupon-Senior) issued by the Company on February 6, 2001 (the “Securities”), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice, dated January 8, 2004, as amended January 22, 2004 (the “Company Notice”), the Securities and the related offer materials filed as Exhibits (a)(1)(B) to (d)(2) to this Schedule TO-I (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Option”). The Securities were issued pursuant to an Indenture, dated as of February 6, 2001, between the Company and The Chase Manhattan Bank, as Trustee (“Trustee”) (the “Indenture”).

Item 4.	Terms of the Transaction

Item 4 of the Schedule TO-I is hereby amended and supplemented by adding the following language:

The holder’s option to surrender the Securities for purchase expired at 5:00 p.m., New York City time, on February 6, 2004. The Company has been advised by the depositary, JPMorgan Chase Bank, that Securities with an aggregate principal amount at maturity of approximately $58,000 were validly tendered and have been purchased by the Company. The purchase price for the Securities was $628.57 per $1,000 in principal amount at maturity. Accordingly, the aggregate purchase price for all of the Securities validly tendered was $36,457. The Company paid the purchase price with cash on hand. This leaves $994,692,000 in aggregate principal amount at maturity of Securities outstanding or 99.99% of the issue outstanding.

On February 9, 2004, the Company issued the press release announcing the results of the offer, a copy of which is attached hereto as Exhibit (a)(5)(B) and incorporated herein by reference.

Item 12.	Exhibits

Item 12 of the Schedule TO-I is hereby amended and supplemented to include the following exhibit:

(a)(5)(B)	Press release issued by SPX Corporation on February 9, 2004.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule TO-I is true, complete and correct.

SPX CORPORATION

By:	/s/ Patrick J. O’Leary

Name:	Patrick J. O’Leary
Title:	Vice President Finance, Treasurer And Chief Financial Officer

Dated: February 9, 2004

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Company Notice to Holders of SPX Corporation Liquid Yield OptionTM Notes due February 6, 2021 (Zero Coupon-Senior), dated January 8, 2004, as amended January 22, 2004.*

(a)(1)(B)	Form of Purchase Notice dated January 8, 2004, as amended January 22, 2004.*

(a)(1)(C)	Form of Notice of Withdrawal dated January 8, 2004, as amended January 22, 2004.*

(a)(1)(D)	Form W-9.*

(a)(5)(A)	Press Release issued by SPX Corporation on January 8, 2004.*

(a)(5)(B)	Press Release issued by SPX Corporation on February 9, 2004.

(b)	Not applicable.

(d)(1)	Indenture, dated as of February 6, 2001, between SPX Corporation and The Chase Manhattan Bank, incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3 (File No. 333-56364), as filed with the Securities and Exchange Commission on February 28, 2001.

(d)(2)	Indenture, dated as of May 9, 2001, between SPX Corporation and The Chase Manhattan Bank, incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3 (File No. 333-68648), as filed with the Securities and Exchange Commission on August 29, 2001.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.